BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village,
Tonghua County, Jilin Province, P.R. China. 134115

December 15, 2010

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re.	BioPharm Asia, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 000-25487

Dear Mr. Riedler:

         In connection with our response to the comment letter of the staff dated December 2, 2010, with reference to the Annual Report on Form 10-K of BioPharm Asia, Inc. (the “Company”) for the fiscal year ended December 31, 2009 (the “Report”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ruiying Dong
Ruiying Dong
Chief Financial Officer

cc: Bryan Pitko
          Jennifer Riegel